SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 23, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                             Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes _____ No X

  (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                 Yes _____ No X

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form
              6-K submission or other Commission filing on EDGAR.)

                Indicate by check mark whether the registrant by
              furnishing the information contained in this form is
                 also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORUS GROUP plc



Date: June 23, 2006                     By     Theresa Robinson
    -----------------------                    ----------------
                                        Name:  Mrs Theresa Robinson
                                               Group Secretariat Co-ordinator

CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today, that on 20 June 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 53,553,745 ordinary shares of 50p, representing 6.01% of the issued share capital of Corus Group plc.


Legal Entity                                        Holding          Percentage
                                                                       Held
Barclays Life Assurance Co Ltd                     2,574,267          .2888
Barclays Bank Trust Company Ltd                        1,480          .0002
Barclays Global Investors Canada Ltd                  60,836          .0068
Barclays Capital Securities Ltd                    3,918,876          .4396
Gerrard Ltd                                           52,347          .0059
Barclays Global Fund Advisors                      2,876,549          .3227
Barclays Capital Inc                               1,595,978          .1790
Barclays Global Investors Ltd                     25,942,603         2.9101
Barclays Global Investors, N.A.                   12,672,974         1.4216
Barclays Global Investors Japan Trust&Banking      1,003,953          .1126
Barclays Global Investors Australia Ltd              566,287          .0635
Barclays Global Investors Japan Ltd                2,287,595          .2566

                          Group Holding           53,553,745         6.0074



Registered Holder                              Account Designation      Holdings

Bank of New York                                                          62,918
Barclays Capital Nominees Limited                                      3,377,966
Barclays Capital Nominees Limited                                        354,310
Barclays Capital Nominees Limited                                      1,595,978
Barclays Capital Securities Ltd                                           70,000
Barclays Capital Securities Ltd                                          116,600
Barclays Global Investors Canada                                          60,836
Barclays Trust Co & Others                                                   646
Barclays Trust Co  E99  C 000000000000000000                                 100
Barclays Trust  Co R69  C 000000000000000000                                 734
BNP Paribas                                                               78,299
Chase Nominees Ltd                                 16376                 430,127
Chase Nominees Ltd                                 20947              17,025,233
Chase Nominees Ltd                                 21359                 627,409
Chase Nominees Ltd                                 28270                 247,562
Chase Nominees Ltd                                 28270                 288,107
CIBC Mellon Global Securities                                             58,035
Investors Bank and Trust Co.                                              25,082
Investors Bank and Trust Co.                                           1,241,233
Investors Bank and Trust Co.                                             103,163
Investors Bank and Trust Co.                                           2,922,388
Investors Bank and Trust Co.                                             404,521
Investors Bank and Trust Co.                                           4,477,221
Investors Bank and Trust Co.                                               3,593
Investors Bank and Trust Co.                                             346,594
Investors Bank and Trust Co.                                               6,984
Investors Bank and Trust Co.                                             913,526
Investors Bank and Trust Co.                                               1,472
Investors Bank and Trust Co.                                             149,456

Investors Bank and Trust Co.                                             170,103
Investors Bank and Trust Co.                                              83,196
Investors Bank and Trust Co.                                              14,278
Investors Bank and Trust Co.                                             267,257
Investors Bank and Trust Co.                                              58,980
Investors Bank and Trust Co.                                           2,318,976
Investors Bank and Trust Co.                                             206,254
JP Morgan (BGI Custody)                              16331               236,757
JP Morgan (BGI Custody)                              16338                53,352
JP Morgan (BGI Custody)                              16341               603,215
JP Morgan (BGI Custody)                              16341               510,586
JP Morgan (BGI Custody)                              16342               112,740
JP Morgan (BGI Custody)                              16344               201,887
JP Morgan (BGI Custody)                              16345               320,061
JP Morgan (BGI Custody)                              16400             7,140,450
JP Morgan (BGI Custody)                              18409               719,384
JP Morgan Chase Bank                                                      91,583
JP Morgan Chase Bank                                                     127,774
JP Morgan Chase Bank                                                     482,063
JP Morgan Chase Bank                                                      46,267
JP Morgan Chase Bank                                                      25,186
JP Morgan Chase Bank                                                       7,382
JP Morgan Chase Bank                                                       8,624
JP Morgan Chase Bank                                                      95,304
JP Morgan Chase Bank                                                     906,342
JP Morgan Chase Bank                                                     444,636
JP Morgan Chase Bank                                                     832,572
JP Morgan Chase Bank                                                       3,181
JP Morgan Chase Bank                                                      53,123
JP Morgan Chase Bank                                                      13,629
JP Morgan Chase Bank                                                       8,930
JP Morgan Chase Bank                                                      28,685
JP Morgan Chase Bank                                                     486,828
JP Morgan Chase Bank                                                      79,459
JP Morgan Chase Bank                                                     119,770
Mellon Bank                                                              126,100
Mellon Trust - Us Custodian                                               35,051
Mellon Trust - Us Custodian                                              135,173
Mellon Trust of New England                                               79,962
Mitsui Asset                                                              15,079
Northern Trust Bank - BGI SEPA                                           169,562
Northern Trust Bank - BGI SEPA                                           212,301
Northern Trust Bank - BGI SEPA                                            44,357
R C Greig Nominees Limited                                                41,721
R C Greig Nominees Limited A/C AK1                                         5,239
R C Greig Nominees Limited A/C BL1                                         2,419
R C Greig Nominees Limited A/C CM1                                           865
R C Greig Nominees Limited A/C GP1                                         2,103
State Street Bank & Trust - W1                                           115,683
State Street Boston                                                      454,383
State Street Trust of Canada -                                           136,936
The Northern Trust Company - U                                            97,801
Trust & Custody Services Bank                                              9,019
Trust & Custody Services Bank                                              1,084

                                                Total                 53,553,745